ARIZONA STAR

RESOURCE CORP.

Open Letter to Arizona Star Shareholders from Clive Johnson

December 10, 2004

Dear Fellow Shareholders,

By now you should have received proxy materials from both management of Arizona Star Resource Corp. (Arizona Star) and the dissident Friedberg shareholder group (Pan Atlantic) regarding the future Board of Directors and management of Arizona Star. I'm writing in response to another letter sent to you from Mr. Friedberg dated December 5, 2004.

In his latest letter, Mr. Friedberg, in his effort to take control of your Company continues to misrepresent the actions of Bema's management of Arizona Star and make false accusations. I would like to set the record straight for all shareholders.

I have always been of the view that Bema and Arizona Star's interests are aligned in the Cerro Casale joint venture with Placer Dome. All of our representations of Arizona Star's position with Placer Dome have been based on this guiding principle, which has had the consistent approval of the three independent directors of Arizona Star, including Pan Atlantic's representative, Henry Fenig.

It is interesting to read that Mr. Friedberg has now completely reversed his position on the future of Cerro Casale. He states that "the project should now move forward" and "development of the project is in the hands of Placer Dome". This position, if it is true, brings the interest of Pan Atlantic in line with Bema and other Arizona Star shareholders. It also makes me wonder why, one would think a Board and management change is in the best interest of the Arizona Star shareholders if our interests are aligned?

The Agreement with Placer Dome

Mr. Friedberg claims that the recent amendments to the shareholders agreement were not in the best interest of the Arizona Star shareholders. How could they not be, if the interests of Arizona Star and Bema are aligned in wanting the project to be developed by Placer Dome in a timely fashion? If the minor modifications to the agreement in part resulted in Placer Dome announcing they were advancing the project towards a production decision, then how could these changes not be in the best interest of the Arizona Star shareholders? In addition, if the changes to the shareholders agreement were not in the best interest of the shareholders of Arizona Star, why did the three independent directors of Arizona Star approve them after full and plain disclosure from management about the details of the form and substance of these amendments? Why didn't Mr. Friedberg's representative, Mr. Fenig, raise any concerns or vote against the changes?

Mr. Friedberg makes a very serious allegation that the amendments to the agreement were not minor modifications, as I have stated, but instead "constitute a significant reallocation of project revenues." He is suggesting that we lied to the Arizona Star Board and failed to disclose a material change to the agreement to both the shareholders of Arizona Star and Bema. We would like to call on Mr. Friedberg to provide evidence to substantiate these allegations.

The facts remain as follows: I stand by what I've stated before. The amendments to the shareholders agreement are minor modifications that were required, largely due to changes in Chilean regulations, to ensure that Placer Dome receives the financial benefit and cash flow share they were legally entitled to under the original shareholders agreement.

No material changes were made outside the scope of the original agreement between the partners, with the exception of Placer Dome's agreement to provide a project guarantee for the hedging. The amendment to the hedging agreement primarily benefits Arizona Star, eliminating the requirement for the Company to raise additional equity to guarantee their portion of required hedging to support a project loan.

Mr. Friedberg makes a serious allegation that the amendments to the agreement resulted in a 300% increase in the management fee payable to Placer Dome. This is completely false. The management fee to Placer Dome represents a significant fee over the 18 year mine life of Cerro Casale and has not been materially altered. That is a typical management fee for a project of this size and scale. Mr. Friedberg is alleging that we tripled the fee to induce Placer Dome to develop and build Cerro Casale, without disclosing what would have been a material change in the agreement to the Arizona Star Board or the shareholders. Again, this is categorically false.

Regarding the specifics of the management fee, the facts are that: due to changes in Chilean regulations between 1997 and 2004, it was to the benefit of all the Cerro Casale partners to pay the, previously agreed to, management owed to Placer Dome from project revenue.

Mr. Friedberg continues to assert that the management of Arizona Star refuses to inform you of what the true cost was of obtaining Placer Dome's consent to move toward project financing. The reason that the details of the amendments were not publicly disclosed is because the amendments themselves were not deemed material by the management of Bema, Arizona Star and the Board of Arizona Star. Mr. Friedberg's conspiracy theory is a fantasy.

What is Mr. Friedberg Avoiding?

Mr. Friedberg consistently fails to mention Mr. Fenig's role. One of the aspects of Mr. Friedberg's position that I fmd puzzling is, if the actions of Arizona Star were so contrary to the wishes of Pan Atlantic, why didn't Mr. Fenig object to these actions of management or the direction of Arizona Star? Instead, after participating in numerous detailed management presentations to the Arizona Star Board, Mr. Fenig voted, along with the other two independent directors, for all of management's actions, including the recent amendments to the agreement with Placer Dome. The only exception to this was the stock option grant. Are we to believe that Mr. Fenig agreed to management's actions against his will, and then suddenly woke up to vote against the grant of stock options?

Regarding Share Valuation

Mr. Friedberg believes, unlike myself, that the value of Arizona Star shares can increase dramatically without a production decision by Placer Dome. I think he's out of his depth here. It's interesting to note that the numerous mining analysts, who cover Bema, assign the value of Bema's 24% interest in Cerro Casale to be the same as Arizona Star's current market capitalization. Therefore, these experienced analysts believe that until Placer Dome makes a production decision, Arizona Star's current market capitalization is an accurate reflection of the value of Arizona Star and Bema's interest in Cerro Casale. As I have mentioned, and the analysts agree with me, that when the production decision is made by Placer Dome, all three joint venture partners will see an increase in their valuations and the most significantly affected, on the upside, will be Arizona Star.

Management

Mr. Friedberg claims that I should have realized he was disappointed in Bema's management of Arizona Star due to his lawsuit regarding stock options. Except for this particular issue, there has been no indication that Pan Atlantic has been disappointed with Bema management. As we have stated, Mr. Fenig, Pan Atlantic's representative on the Arizona Star Board, voted for all of management's actions on behalf of Arizona Star, including the recent amendments to the shareholders' agreement that they now claim were not in the best interest of Arizona Star. Should we have taken Mr. Fenig's votes in favor as a sign that Pan Atlantic was unhappy with management? Now that we all apparently share the same vision for Arizona Star, what do the shareholders gain from changing the Board and management? What do they lose? Two independent directors and a management group that has five senior Bema executives, that each have 10 years of history with Cerro Casale and 7 years of representing Bema and Arizona Star in dealings with Placer Dome.

Conclusion

Something here does not add up. A few weeks ago, Mr. Friedberg wanted to change the Board and management of Arizona Star because he felt the interests of Bema were not aligned with those of Arizona Star, or at least not with his agenda for Arizona Star. He wanted to delay the project, re-negotiate with Placer Dome, and wait for higher metal prices.

Now Mr. Friedberg tells us that he has reversed his position. We are to believe that Pan Atlantic now wants the mine to be financed and built in a timely fashion and he concedes that the development of Casale is in the hands of Placer. This sounds a lot like the consistent long term positions of Bema and Arizona Star's management and Board.

Therefore, according to Mr. Friedberg, the positions of Pan Atlantic, Arizona Star and Bema must now be aligned. Then why is he still fighting so hard to take control of your company? Despite the fact that our positions are now aligned, he wants to appoint an entirely new Board that has no representation by Bema and new management that has no history with Cerro Casale, Bema or Placer Dome. Why? Because the Arizona Star Board granted some modest stock options to Bema employees who play an important role in the management of the Company? Because we haven't listed Arizona Star on the TSX (something we're not against)? Because we don't have a dedicated Arizona Star website (it is associated with Bema's affiliated companies www.arizonastar.com)? Weigh these alleged management short comings against the benefits of Arizona Star's current, balanced Board, Bema's history with Cerro Casale and depth of management. There is nothing to be gained by changing the Board and management of Arizona Star. There is much to lose however. So what is this fight for control really about? Is it possible Mr. Friedberg still has another agenda for Arizona Star? Or does he just want to try his hand at running a gold company part time, for the first time, by hijacking your Company?

You, the majority of Arizona Star shareholders, have an important decision to make. Who is more qualified to manage Arizona Star over these next few important years, Bema or Pan Atlantic? Bema is prepared, along with the Board of Arizona Star, to continue to work diligently to create shareholder value for Arizona Star. For this to happen, you need to say "yes" to management and "no" to Pan Atlantic.

Sincerely yours,

"Clive Johnson"

Director of Arizona Star President

and CEO of Bema Gold

IF YOU VOTED MANAGEMENT'S PROXY PRIOR TO THE ANNUAL GENERAL
MEETING OF

ARIZONA STAR SHAREHOLDERS HELD ON NOVEMBER 3, 2004
AND YOU SUPPORT CURRENT MANAGEMENT,
NO FURTHER ACTION IS REQUIRED.
IF YOU HAVE NOT VOTED YET, PLEASE VOTE FOR MANAGEMENT
IMMEDIATELY.

Please direct any questions you may have or requests for assistance to:
Arizona Star Resource Corp. at (800) 316- 8855 or Allen Nelson & Co. at (800) 932- 0181

For further information on Arizona Star Resource Corp. please email investor@arizonastar.com or visit our website at www.arizonastar.com. To speak to a representative of Management please contact:

Ian MacLean

Derek Iwanaka

Manager, Investor Relations

Investor Relations

(604) 681-8371

(604) 681-8371

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release. Arizona Star Resource Corp. trades on the TSX Venture Exchange under the symbol AZS.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.